Exhibit 5.1
January 3, 2007
Lakes Entertainment, Inc.
130 Cheshire Lane
Minnetonka, MN 55305
Gentlemen:
     This opinion is furnished in connection with the registration, pursuant to the Securities Act of 1933, as amended, of 1,625,000 shares of common stock of Lakes Entertainment, Inc. (the “Company”), to be sold by various selling shareholders (the “Shares”) identified in the Registration Statement (as defined below) issuable upon either (i) the conversion of issued and outstanding Series A Convertible Preferred Stock, or (ii) the exercise of issued and outstanding common stock purchase warrants (the “Warrants”).
     We have acted as counsel to the Company in connection with the preparation of the Registration Statement on Form S-3 (the “Registration Statement”). We have examined the Articles of Incorporation of the Company, as amended through May 5, 2004, the Company’s Certificate of Designation of Series A Convertible Preferred Stock, the Bylaws of the Company, such records of the proceedings of the Company as we deemed material and such other certificates, records and documents as we considered necessary for the purpose of this opinion.
     Based on the foregoing, we are of the opinion that the Shares, (i) when issued in accordance with the terms of the Series A Convertible Preferred Stock, will be legally issued, fully paid and non-assessable securities of the Company and (ii) when issued in accordance with the terms of the Warrants, will be legally issued, fully paid and non-assessable securities of the Company. We understand that this opinion is to be issued in connection with the Registration Statement. We consent to be named under the caption “Legal Matters” in the Prospectus, which constitutes a part of the Registration Statement. We further consent to the filing of a copy of this opinion with the Registration Statement.
Very truly yours,
/s/ Gray, Plant, Mooty, Mooty & Bennett, P.A.